Filed by First Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: HopFed Bancorp, Inc.

Commission File No.: 000- 23667

June 19, 2019 Dear HopFed Bancorp, Inc. Stockholder: In connection with the proposed merger (the “Merger”) of HopFed Bancorp, Inc. (“HopFed”) with and into First Financial Corporation (“First Financial”), we are pleased to offer you the opportunity to indicate your preference as to the form of merger consideration you will receive for your shares of HopFed common stock. Subject to the adjustment and allocation provisions of the Agreement and Plan of Merger, dated January 7, 2019, by and between First Financial and HopFed (the “Merger Agreement”), you have the right to elect to receive, for each share of HopFed common stock that you own, either (or a combination of) 0.444 shares of First Financial common stock (the “Stock Consideration”) or $21.00 in cash (the “Cash Consideration”). You may specify different elections with respect to different shares that you hold (if, for example, you hold l00 shares of HopFed common stock, you can make a stock election with respect to 50 shares and a cash election with respect to 50 shares). With respect to the Stock Consideration, First Financial will pay cash in lieu of any fractional shares. A copy of the Merger Agreement in included as Annex A to the proxy statement/prospectus, dated June 12, 2019, relating to the Merger (the “Proxy Statement/Prospectus”). The value of the Stock Consideration will fluctuate with the market price of First Financial common stock. Accordingly, at the effective time of the Merger, the per share value of the Stock Consideration may be greater or less than the per share value of the Cash Consideration. On June 10, 2019, the closing price of First Financial common stock was $38.85, making the implied value of 0.444 shares of First Financial common stock equal to $17.25 on that date, as compared to $21.00 for the Cash Consideration. You should obtain a current price quotation for First Financial common stock before making your election. First Financial common stock trades on The Nasdaq Global Select Market under the symbol “THFF.” The Merger Agreement provides for a targeted aggregate split of 50% of shares of HopFed common stock being exchanged for the Stock Consideration and 50% of shares of HopFed common stock being exchanged for the Cash Consideration. The Merger Agreement further provides an allocation mechanism depending on whether the Stock Consideration is oversubscribed or undersubscribed. Therefore, you may receive First Financial common stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other HopFed stockholders. Because the federal income tax consequences of the Merger to you will depend on whether you receive stock, cash, or a combination of both, you are urged to consult with your own tax advisor prior to making your election. Enclosed is an Election Form and Letter of Transmittal (“Election Form”) and other documentation which you must complete, sign, and return in order to make a valid election. Please use the enclosed envelope to return your materials and documents. Your materials and documents should only be sent to the exchange agent for the Merger, American Stock Transfer & Trust Company, LLC (“Exchange Agent”). Do not send them to First Financial, HopFed, or any other person, or with your proxy card. To be effective, your Election Form, properly completed and signed, and, with respect to certificated shares, together with the stock certificate(s) representing your shares of HopFed common stock (or, if applicable, a properly completed and signed Notice of Guaranteed Delivery), and a completed IRS Form W-9 or the appropriate IRS Form W-8, as applicable, and any other documentation reasonably required by the Exchange Agent, must be received by the Exchange Agent on or before 5:00 p.m., Eastern Time, on July 23, 2019 (the “Election Deadline”). Please follow the instructions to the Election Form carefully. You bear the risk of ensuring proper and timely delivery. You may change or revoke your election at any time prior to the Election Deadline by following the instructions in the Election Form.

If you hold any HopFed shares through a bank, broker, or other nominee, you will need to follow the instructions of the bank, broker, or other nominee to make your election. Be sure to follow the instructions of your bank, broker, or other nominee carefully, as they may impose an earlier election deadline and/or procedures different from those described above. You should contact your bank, broker, or other nominee if you have any questions regarding their instructions. Please note, if you do not make a valid election on or before the Election Deadline, you will have no control over the type of merger consideration you will receive. Your shares of HopFed common stock will be considered “non-election” shares and will be converted into the right to receive the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration depending on the elections made by other HopFed stockholders and the allocation provisions in the Merger Agreement. Further description of the Merger and Merger Agreement is included in the Proxy Statement/Prospectus. If you have not received or have misplaced your copy of the Proxy Statement/Prospectus (or any portion thereof), copies are available, free of charge, on HopFed’s website at www.bankwithheritage.com or from the information agent (see below). You may also obtain free copies of the Proxy Statement/Prospectus and other documents that are filed with or furnished to the Securities and Exchange Commission (“SEC”) by HopFed and First Financial through the website maintained by the SEC at www.sec.gov. The information contained in the Proxy Statement/Prospectus is current as of June 12, 2019, and does not reflect subsequent developments. However, the Proxy Statement/Prospectus incorporates by reference subsequent filings with the SEC by HopFed and First Financial. You should rely only on the information contained in or incorporated by reference in the Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in or incorporated by reference in those documents. You are encouraged to read the Merger Agreement, Proxy Statement/Prospectus (including the annexes and information incorporated reference), and all of the election materials, carefully and in their entirety before making your election. If you have any questions or need assistance, please contact the information agent in connection with the election process as follows: D.F. King & Co., Inc. 48 Wall Street – 22nd Floor New York, NY 10005 Telephone: 800-290-6427 Your submission of an Election Form does NOT constitute a vote on the Merger Agreement. In order to vote your HopFed shares on the Merger Agreement, you must complete, sign, date, and return the proxy card included with the Proxy Statement/Prospectus, or vote through the Internet or by telephone, or attend the special meeting of HopFed stockholders described in the Proxy Statement/Prospectus and vote in person at the meeting. Thank you for your prompt attention to this important matter. Norman L. Lowery President and Chief Executive Officer First Financial Corporation John E. Peck President and Chief Executive Officer HopFed Bancorp, Inc.

ELECTION FORM AND LETTER OF TRANSMITTAL For use by holders of common stock, $0.01 par value per share, of HopFed Bancorp, Inc. This Election Form and Letter of Transmittal (“Election Form”) is being delivered in connection with the Agreement and Plan of Merger (“Merger Agreement”), dated January 7, 2019, by and between HopFed Bancorp, Inc. (“HopFed”) and First Financial Corporation (“First Financial”), whereby HopFed will merge with and into First Financial (the “Merger”). A copy of the Merger Agreement in included as Annex A to the proxy statement/prospectus, dated June 12, 2019, relating to the Merger (the “Proxy Statement/Prospectus”). To be effective, this Election Form, properly completed and signed, and all other necessary documentation, including any stock certificate(s) and an Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8, as applicable, must be received by American Stock Transfer & Trust Company, LLC, the exchange agent in connection with the Merger (the “Exchange Agent”), on or before 5:00 p.m., Eastern Time, on July 23, 2019 (the “Election Deadline”). If you hold your shares through a bank, broker, or other nominee, you may be subject to an earlier deadline and should seek instruction from your bank, broker, or other nominee. You are urged to read the Instructions to this Election Form, which are included herewith, in their entirety before making your election as they include important information regarding this Election Form and documentation which must accompany this Election Form. If you have any questions concerning the election procedures described below or if you need additional information, please contact D.F. King & Co., Inc., the information agent in connection with the election process (the “Information Agent”), as provided in the Instructions to this Election Form (see Instruction 16). To make a proper election, you must complete Boxes A and B; unless exempt, complete an IRS Form W-9 or an IRS Form W-8, as applicable; and check one of the election alternatives under the section entitled “Election.” Boxes C, D, and E only need to be completed as applicable. A properly completed and signed Election Form and all other necessary documentation must be mailed or delivered to the Exchange Agent at the address provided for in the Instructions to this Election Form. If delivery is to any other address, it will not be a valid delivery. The Exchange Agent is not responsible for documents delivered to the wrong address. The undersigned hereby surrenders the shares of HopFed common stock identified in Box A. BOX A DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate schedule if needed.) Certificate No(s) (Leave this column blank if your shares are uncertificated shares held in book-entry form) Number of Shares of Common Stock TOTAL SHARES: Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections

ELECTION The undersigned has indicated below his or her (our) or its preference to receive the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration (as defined below). The undersigned acknowledges that, notwithstanding the election below, all elections submitted by HopFed stockholders are subject to the allocation provisions specified in the Merger Agreement which provide for a targeted aggregate split of 50% of shares of HopFed common stock being exchanged for the Stock Consideration and 50% of shares of HopFed common stock being exchanged for the Cash Consideration. The Merger Agreement further provides an allocation mechanism depending on whether the Stock Consideration is oversubscribed or undersubscribed. Therefore, the undersigned acknowledges that he or she (we) or it may receive First Financial common stock and/or cash in an amount that is not consistent with the election below, depending upon the elections of other HopFed stockholders. Further description of the allocation provisions and election procedures are provided in the Proxy Statement/Prospectus under “The Merger Agreement - Allocation Provisions” and “The Merger Agreement - Election Procedures,” beginning on pages 88 and 92, respectively. The undersigned hereby elects as follows: (Check only one of the following four choices): ALL STOCK ELECTION - Mark this box to elect to receive the Stock Consideration for ALL of your shares of HopFed common stock (the stock consideration is 0.444 shares of common stock, without par value, of First Financial, subject to adjustment as described in the Merger Agreement (plus cash in lieu of fractional shares), for each share of HopFed common stock (the “Stock Consideration”)). ALL CASH ELECTION - Mark this box to elect to receive the Cash Consideration for ALL of your shares of HopFed common stock (the cash consideration is $21.00 per share, subject to adjustment as described in the Merger Agreement (the “Cash Consideration”)). COMBINATION ELECTION - Mark this box to elect to receive a combination of the Stock Consideration and the Cash Consideration for your shares of HopFed common stock. If this box is checked, please fill in the blanks below to designate the number of whole shares of HopFed common stock that you prefer to be converted into the Stock Consideration and Cash Consideration. The total number of shares must add up to the number of shares represented by this Election Form. Stock Consideration: Cash Consideration: NON-ELECTION - Mark this box if you express no preference between the Stock Consideration and the Cash Consideration. IMPORTANT: If (i) you fail to follow the instructions on this Election Form or otherwise fail to properly complete or sign this Election Form, (ii) a properly completed and signed Election Form, together with all other necessary documentation, is not received by the Exchange Agent on or before the Election Deadline, or (iii) you revoke your election (without resubmitting a properly completed and signed Election Form on or before the Election Deadline), your shares of HopFed common stock will be designated as “non-election” shares. “Non-election” shares will be exchanged for the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration depending on the elections made by other HopFed stockholders and the allocation provisions in the Merger Agreement.

CERTIFICATION AND SIGNATURE(S) The undersigned represents and warrants that I (we) have full power and authority to complete and deliver this Election Form, to make the election set forth above, and to deliver for surrender and cancellation the shares of HopFed common stock described above. The undersigned represents and warrants that the shares of HopFed common stock described above are free and clear of all liens, restrictions, charges, and encumbrances and are not subject to any adverse claim. If the Exchange Agent requests, the undersigned agrees to execute and deliver any additional documents necessary or desirable to complete the exchange of the shares of HopFed common stock described above for the merger consideration. All authority that the undersigned confers by this Election Form will survive my (our) death or incapacity, and all of my (our) or its obligations hereunder will be binding on my (our) or its heirs, personal representatives, successors, and/or assigns. The undersigned acknowledges that this Election Form, together all other necessary documentation, will not be deemed delivered until the foregoing is actually received by the Exchange Agent. Until then, the risk of loss and title to the shares of HopFed common stock surrendered will not pass to the Exchange Agent. The undersigned acknowledges receipt of the Proxy Statement/Prospectus. BOX C SIGNATURE(S) GUARANTEED (IF REQUIRED) (See Instructions 8 and 9) Unless the shares are tendered by the registered holder(s) of the common stock and Box D is not completed or are for the account of an Eligible Institution (as defined in the instructions), signatures must be guaranteed. (See Instructions 8 and 9) Authorized Signature Name of Firm Address of Firm – Please Print BOX B YOU MUST SIGN BELOW. Also: Sign and provide your tax ID number on the enclosed IRS Form W-9. SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s) or book-entry account. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of an entity, or other person acting in a fiduciary or representative capacity, please set forth full title. (See Instruction 7) Signature of Registered Holder Signature of Registered Holder Title, if any Date: , 2019 Telephone No.:

IMPORTANT TAX INFORMATION FAILURE TO COMPLETE THE ENCLOSED IRS FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A SUBSTANTIAL PERCENTAGE OF ANY PAYMENT OR DISTRIBUTIONS MADE TO YOU PURSUANT TO THE MERGER (See Instruction 14) Under U.S. Federal income tax law, a non-exempt stockholder that is a U.S. person is required to provide the Exchange Agent with such stockholder’s correct Taxpayer Identification Number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing an IRS Form W-9, a copy of which is included herewith. If the shares(s) being surrendered are in more than one name or are not in the name of the actual owner, consult the enclosed IRS Form W-9 instructions for additional guidance on which number to report. Failure to provide the information on the form may subject the surrendering stockholder to federal backup withholding tax at the applicable rate on the payment of any cash. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold at the applicable rate on all payments to such surrendering stockholders of any cash due in exchange for their former shares of HopFed common stock. Please review the enclosed instructions to IRS Form W -9 for additional details on what TIN to give the Exchange Agent. If the stockholder does not provide the Exchange Agent with the correct TIN, the stockholder may be subject to a penalty imposed by the IRS. To prevent backup withholding, stockholders that are not U.S. persons should use the appropriate IRS Form W-8, which may be obtained from the Exchange Agent or on the IRS’ website (https://www.irs.gov/). Certain stockholders may be exempt recipients not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, exempt U.S. persons, while not required to file IRS Form W -9, should complete and return the IRS Form W-9. If a TIN has not been issued to a surrendering stockholder and such stockholder has applied for a number or intends to apply for a number in the near future, such stockholder must write “Applied For” in the space for the TIN on the enclosed IRS Form W-9. If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, backup withholding will apply to all payments to such surrendering stockholders of any cash due for their former shares. Please review the instructions included on the enclosed IRS Form W-9 for additional information. Failure to complete the IRS Form W-9 or the appropriate IRS Form W-8, as applicable, will not, by itself, cause your stock certificate(s) to be deemed invalidly transferred, but may require the Exchange Agent to backup withhold, at the applicable backup withholding rate, on any payments of cash made pursuant to the Merger. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in the overpayment of taxes, a refund may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS. Neither First Financial, HopFed, the Exchange Agent, nor the Information Agent will be liable for any overpayment of taxes. You should consult your own tax advisor regarding (i) your qualifications for exemption from backup withholding, (ii) the procedure for obtaining the exemption, and (iii) the applicable backup withholding rate. IN ORDER FOR YOUR ELECTION TO BE EFFECTIVE, YOU MUST SUBMIT A PROPERLY COMPLETED IRS FORM W-9 OR APPROPRIATE IRS FORM W-8, AS APPLICABLE, WITH YOUR ELECTION FORM WHICH IS RECEIVED BY THE EXCHANGE AGENT ON OR BEFORE THE ELECTION DEADLINE.

SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS The undersigned acknowledges that the shares of First Financial common stock and/or a check for cash that will be issued in exchange for the shares of HopFed common stock surrendered will be issued in the name(s) of the registered holder(s) of the shares of HopFed common stock surrendered and will be mailed to the address of the registered holder(s), as each is indicated on the front page of this Election Form, unless the undersigned indicates otherwise in Box D or Box E below. If Box D is completed, the undersigned’s signature must be guaranteed in Box C, as described in Instructions 8 and 9. Method of delivery of the Election Form and your stock certificate(s) is at the option and risk of the owner thereof. (See Instruction 1) If your stock certificate(s) have been lost, stolen, or destroyed, contact the Exchange Agent at (877) 248-6417 or (718) 921-8317. See Instruction 13. BOX E SPECIAL DELIVERY INSTRUCTIONS Complete ONLY if the shares of First Financial common stock and/or a check for cash are to be mailed to an address other than the address reflected on the front page of this Election Form. Mail to: Name: Address: BOX D SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS Complete ONLY if the shares of First Financial common stock and/or a check for cash are to be issued in a name different from the name(s) of the registered holder(s) of the shares of HopFed common stock surrendered. Issue to: Name: Address: (Please also complete the enclosed IRS Form W-9 above AND see instructions regarding signature guarantee. (See Instructions 8, 9, and 14))

INSTRUCTIONS TO ELECTION FORM 1.Election; Election Deadline; Delivery. This Election Form is being delivered in connection with the Merger Agreement. A copy of the Merger Agreement in included as Annex A to the Proxy Statement/Prospectus. If you were a holder of HopFed common stock as of the close of business on May 30, 2019, the record date for the special meeting of HopFed stockholders which is being held on July 23, 2019 to vote upon, among other thing, the adoption of the Merger Agreement (the “Record Date”), you should have received by now (or your bank, broker, or other nominee should have made available to you) a copy of the Proxy Statement/Prospectus. If you were not a holder of HopFed common stock on the Record Date, but have acquired shares prior to the Election Deadline, or you have not received or have misplaced your copy of the Proxy Statement/Prospectus (or any portion thereof), copies are available, free of charge, on HopFed’s website at www.bankwithheritage.com or from the Information Agent (see Instruction 16). You may also obtain free copies of the Proxy Statement/Prospectus and other documents that are filed with or furnished to the Securities and Exchange Commission (“SEC”) by HopFed and First Financial through the website maintained by the SEC at www.sec.gov. The information contained in the Proxy Statement/Prospectus is current as of June 12, 2019, and does not reflect subsequent developments. However, the Proxy Statement/Prospectus incorporates by reference subsequent filings with the SEC by HopFed and First Financial. You should rely only on the information contained in or incorporated by reference in the Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in or incorporated by reference in those documents. For a full discussion of the Merger and the election procedures, see the Merger Agreement and the Proxy Statement/Prospectus. You are encouraged to read the Merger Agreement, Proxy Statement/Prospectus (including the annexes and information incorporated reference), and all of the election materials, carefully and in their entirety before making your election. To be effective, an Election Form, properly completed and signed, and, with respect to certificated shares, together with the stock certificate(s) representing your shares of HopFed common stock (or, if applicable, a properly completed and signed Notice of Guaranteed Delivery), and a completed IRS Form W-9 or the appropriate IRS Form W-8, as applicable, and any other documentation reasonably required by the Exchange Agent, must be received by the Exchange Agent, at the below address, on or before the Election Deadline, which is 5:00 p.m., Eastern Time, on July 23, 2019. HopFed stockholders who hold their shares in electronic book-entry form do not need to include any stock certificate(s) with their Election Form. If you hold your shares through a bank, broker, or other nominee, you may be subject to an earlier deadline and should seek instruction from your bank, broker, or other nominee. If delivering by mail, hand, or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219 If you have any questions concerning the election procedures or if you need additional information, please contact the Information Agent as provided below (see Instruction 16). Do not send any election materials or documents to First Financial, HopFed, or any other person, or with your proxy card as they will not be forwarded to the Exchange Agent. You may choose any method to deliver your election materials or documents; however, you assume all risk of non-delivery. If you choose to use the mail, we recommend that you use registered mail, return receipt requested, and that you properly insure all stock certificates. Delivery of stock certificates will be considered effective, and risk of loss and title to stock certificates will pass, only when those stock certificates are actually received by the Exchange Agent. If you are surrendering your HopFed common stock via Notice of Guaranteed Delivery, see Instruction 11 below.

2.Description of Shares. Insert in Box A the stock certificate number(s) of the HopFed common stock that you are surrendering herewith and, regardless of the form in which shares are held, the number of shares of HopFed common stock being surrendered. If the space provided is insufficient, attach a separate sheet listing this information. 3.Election Options. On the page entitled “Election,” indicate whether you would prefer to receive, in exchange for your shares of HopFed common stock, the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Mark only one selection. Notwithstanding your election, all elections submitted by HopFed stockholders are subject to the allocation provisions specified in the Merger Agreement which provide for a targeted aggregate split of 50% of shares of HopFed common stock being exchanged for the Stock Consideration and 50% of shares of HopFed common stock being exchanged for the Cash Consideration. The Merger Agreement further provides an allocation mechanism depending on whether the Stock Consideration is oversubscribed or undersubscribed. Therefore, you may receive First Financial common stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other HopFed stockholders. HopFed stockholders who are deemed to have made a non-election will receive the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration depending on the elections made by other HopFed stockholders and the allocation provisions in the Merger Agreement. Neither First Financial, HopFed, the Exchange Agent, nor the Information Agent makes any recommendation about whether a HopFed stockholder should elect to receive the Stock Consideration, the Cash Consideration, or a combination of the Stock and Cash Consideration. Each HopFed stockholder must make their own decision about the election. 4.Revocation or Change of Election; Transfer After Making an Election. You may revoke your election at any time prior to the Election Deadline, and you may either resubmit a new election or simply withdraw your prior election. If you wish to change an election, you must resubmit an Election Form, so long as the resubmitte d Election Form is received on or before the Election Deadline. If you wish to withdraw your election, you must provide written notice of withdrawal to the Exchange Agent on or before the Election Deadline. In the event of a withdrawal of an election, the Exchange Agent will, upon receiving a written request from you, return the stock certificate(s) representing shares of HopFed common stock (or the Notice of Guaranteed Delivery), and you will be deemed not to have made an election and your shares of HopFed common stock will be treated as non-election shares unless you resubmit another Election Form in accordance with the election procedures. If you desire to transfer any shares of HopFed common stock as to which a valid election has been made, you will be required to first revoke your election. In addition, any purchaser of your shares would acquire shares as to which no election had been made, and would have to make a new election as to those shares. 5.Surrender of Stock Certificates. For any election contained herein to be effective, this Election Form must be accompanied by the stock certificate(s) representing your shares of HopFed common stock (or, if applicable, a properly completed and signed Notice of Guaranteed Delivery - see Instruction 11) and any required accompanying evidences of authority. 6.Termination of Merger. All Election Forms will be void and of no effect if the Merger Agreement is terminated. The Exchange Agent will promptly return stock certificates representing shares of HopFed common stock after being notified of such termination. Stock certificates representing shares of HopFed common stock held directly by HopFed stockholders will be returned by registered mail. The Exchange Agent will use commercially reasonable efforts to cooperate with HopFed and HopFed stockholders to facilitate return of stock certificates in the event of termination of the Merger Agreement, but return of stock certificates other than by registered mail will only be made at the expense, written direction, and risk of HopFed stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent. 7.Signatures. The signature (or signatures, in the case of stock certificates or book-entry accounts owned by two or more joint holders) on the Election Form should correspond exactly with the name(s) as written on the face of the stock certificate(s) or book-entry account unless the shares of HopFed common stock described on the Election Form have been assigned by the registered holder(s), in which event the Election Form should be signed in exactly the same form as the name of the last transferee endorsed on the stock certificate(s) or indicated on the stock power(s) accompanying the stock certificate(s). If this Election Form is signed by a person(s) other than the registered holder(s) of the stock certificate(s) listed, the stock certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered holder(s) in the name(s) that appears on the stock certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on the Election Form must be guaranteed by an Eligible Institution (as defined below). If the Election Form is signed by a trustee, executor, administrator, guardian, officer of an entity, attorney-in-fact, or by any other person acting in a representative or fiduciary capacity, the person signing must give such person’s full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded to the Exchange Agent with the Election Form. If any shares of HopFed common stock are registered in different names on several stock certificates or book-entry accounts, it will be necessary to complete, sign, and submit as many separate Election Forms as there are different registrations. 8.Guarantee of Signatures. No signature guarantee is required on the Election Form if (a)(i) the Election Form is signed by the registered holder(s) of the shares surrendered and (ii) such registered holder(s) has not completed Box D entitled “Special Issuance/Payment Instructions” or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association, or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on the Election Form must be guaranteed by an Eligible Institution. 9.Special Issuance/Payment Instructions. If shares of First Financial common stock are to be registered in and/or a check is to be made payable to the order of a name other than exactly the name(s) that appear(s) on the stock certificate(s) or book-entry account representing shares of HopFed common stock being submitted herewith, indicate the name(s) and address in Box D entitled “Special Issuance/Payment Instructions.” In such case, stock certificate(s) submitted herewith must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered holder(s) in the name(s) that appear on the stock certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on the Election Form must be guaranteed by an Eligible Institution. If Box D entitled “Special Issuance/Payment Instructions” is completed, then signature(s) on the Election Form must be guaranteed by an Eligible Institution. 10. Special Delivery Instructions. If shares of First Financial common stock and/or check is to be delivered to an address other than the one set forth on the front of the Election Form, indicate the address in Box E ent itled “Special Delivery Instructions.” 11. Notice of Guaranteed Delivery. If your HopFed stock certificate(s) cannot be delivered to the Exchange Agent by the Election Deadline, you may still submit an election by properly completing and duly executing the enclosed Notice of Guaranteed Delivery and returning it, along with an Election Form and other required documentation, to the Exchange Agent prior to the Election Deadline. The undersigned hereby acknowledges that if the stock certificate(s) is not delivered to the Exchange Agent on or before 5:00 p.m., Eastern Time, on the third NASDAQ Stock Market trading day after the Election Deadline, the election made on the Election Form will not be valid and the undersigned’s shares will be deemed to be non-election shares. 12. Resolution of Disputes. The Exchange Agent shall have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither First Financial, HopFed, the Exchange Agent, nor the Information Agent shall be under any obligation to notify any person of any defect in an Election Form. 13. Lost, Stolen, or Destroyed Certificates. If you are unable to locate a HopFed stock certificate, the Exchange Agent will send you additional documentation that you must complete in order to exchange your lost, stolen, or destroyed certificates. There may be a fee to replace lost certificates. You should contact the Exchange Agent as follows with respect to lost, stolen, or destroyed certificates: American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219 Telephone: (877) 248-6417 or (718) 921-8317 14. IRS Form W-9. Under U.S. federal income tax law, the Exchange Agent is required to file a report with the IRS disclosing certain cash payments it makes to holders of HopFed common stock. Unless an exemption applies, you must provide the Exchange Agent with your correct TIN and make a certification on IRS Form W-9 (or the appropriate IRS Form W-8, as applicable) to avoid “backup withholding” of federal income tax on any cash received in connection with the Merger. An IRS Form W-9 is enclosed with the Election Form (the appropriate IRS Form W-8 may be obtained from the Exchange Agent or on the IRS’ website (https://www.irs.gov/)). In order for your election to be effective, you must submit a properly completed IRS Form W-9 or appropriate IRS Form W-8, as applicable, with your Election Form which is received by the Exchange Agent on or before the Election Deadline. Please see the section entitled “Important Tax Information” and the instructions included on IRS Form W-9 for additional information. 15. Stock Transfer Taxes. It will be a condition to the issuance of any shares of First Financial common stock and/or check in any name(s) other than the name(s) in which the surrendered certificate(s) or book-entry account for shares of HopFed common stock is (are) registered that the person(s) requesting the issuance of such shares and/or check either pay to the Exchange Agent any transfer or other taxes required by reason of such issuance, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. 16. Questions and Requests for Information or Assistance. If you have any questions concerning the election procedures or if you need additional information, please contact the Information Agent as follows: D.F. King & Co., Inc. 48 Wall Street – 22nd Floor New York, NY 10005 Telephone: 800-290-6427

requester. Do not TIN, later. or Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. U.S. person  Date  General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid) • Form 1099-DIV (dividends, including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. Form W-9 (Rev. 10-2018) Cat. No. 10231X Sign Here Signature of Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Employer identification number – Part II Certification Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification  Go to www.irs.gov/FormW9 for instructions and the latest information. Give Form to the send to the IRS. Print or type. See Specific Instructions on page 3. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor or C Corporation S Corporation PartnershipTrust/estate single-member LLC Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership)  Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) Other (see instructions)  5 Address (number, street, and apt. or suite no.) See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a Social security number – –

Page 2 Form W-9 (Rev. 10-2018) By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Page 3 Form W-9 (Rev. 10-2018) Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 IF the entity/person on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation • Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. Individual/sole proprietor or single-member LLC • LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation) • Partnership Partnership • Trust/estate Trust/estate

Page 4 Form W-9 (Rev. 10-2018) The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Page 5 Form W-9 (Rev. 10-2018) 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier. *Note: The grantor also must provide a Form W-9 to trustee of trust. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers. Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals (joint account) other than an account maintained by an FFI 3. Two or more U.S. persons (joint account maintained by an FFI) 4. Custodial account of a minor (Uniform Gift to Minors Act) 5. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 6. Sole proprietorship or disregarded entity owned by an individual 7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The individual The actual owner of the account or, if combined funds, the first individual on the account1 Each holder of the account The minor2 The grantor-trustee1 The actual owner1 The owner3 The grantor* For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual 9. A valid trust, estate, or pension trust 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 11. Association, club, religious, charitable, educational, or other tax-exempt organization 12. Partnership or multi-member LLC 13. A broker or registered nominee The owner Legal entity4 The corporation The organization The partnership The broker or nominee For this type of account: Give name and EIN of: 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B)) The public entity The trust

Page 6 Form W-9 (Rev. 10-2018) The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

NOTICE OF GUARANTEED DELIVERY (not to be used for signature guarantee) for Common Stock, $0.01 Par Value Per Share of HopFed Bancorp, Inc. This form must be used to guarantee delivery of shares of common stock of HopFed Bancorp, Inc. (“HopFed”) to American Stock Transfer & Trust Company, LLC, the exchange agent in connection with the merger of HopFed with and into First Financial Corporation (“First Financial”), pursuant to the Agreement and Plan of Merger (“Merger Agreement”), dated January 7, 2019, by and between HopFed and First Financial (the “Exchange Agent”), if your HopFed stock certificate(s) cannot be delivered to the Exchange Agent on or before 5:00 p.m., Eastern Time, on July 23, 2019 (the “Election Deadline”). This form, when properly completed and duly executed, may be delivered by mail, hand, or courier, to the Exchange Agent, as follows: If delivering by mail, hand, or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219 Delivery of this form to an address other than as set forth above will not constitute a valid delivery. This form is not to be used to guarantee signatures. If a signature on the accompanying Election Form and Letter of Transmittal (“Election Form”) is required to be guaranteed, the signature guarantee must appear in the applicable space provided on the Election Form. If you have any questions regarding these materials, please contact the information agent in connection with the election process as follows: D.F. King & Co., Inc. 48 Wall Street – 22nd Floor New York, NY 10005 Telephone: 800-290-6427

Ladies and Gentlemen: The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth or described in the Merger Agreement, the proxy statement/prospectus relating to the Merger, and the Election Form (including instructions thereto), receipt of which is hereby acknowledged, the number of shares of HopFed common stock specified below (the “Shares”), pursuant to the guaranteed delivery procedures set forth below. Certificate Nos. (if available):  Check here if the Shares will be delivered by book-entry transfer and fill in the following information: Name of Tendering Institution: Number of Shares: Name(s): DTC Account Number: Transaction Code Number: Address: Telephone Number: Guaranteed Delivery Procedure In order for an election to be effective, an Election Form, properly completed and signed, and, with respect to certificated shares, together with the stock certificate(s) representing your Shares of HopFed common stock, and a completed IRS Form W-9 or the appropriate IRS Form W-8, as applicable, and any other documentation reasonably required by the Exchange Agent, must be received by the Exchange Agent on or before the Election Deadline. Stockholders whose stock certificate(s) are not immediately available may also make an election by (i) having this Notice of Guaranteed Delivery properly completed and duly executed by the stockholder and an Eligible Guarantor Institution (as defined below) and (ii) submitting it, together with a properly completed and signed Election Form and other required documentation, to the Exchange Agent on or before the Election Deadline. The validity of your election is subject to the condition that the stock certificate(s), the delivery of which is hereby guaranteed, are delivered to the Exchange Agent on or before 5:00 p.m., Eastern Time, on the third NASDAQ Stock Market trading day after the Election Deadline (the “Guaranteed Delivery Deadline”). The Guaranteed Delivery Deadline is the LAST DATE that stock certificate(s) will be accepted. If the Exchange Agent does not receive a properly completed and signed Election Form and other required documentation, accompanied by the necessary stock certificate(s), by the Election Deadline (unless (i) a Notice of Guaranteed Delivery, accompanied by a properly completed and signed Election Form and other required documentation, has been properly completed, signed, and delivered by the Election Deadline and (ii) stock certificate(s) are received by the Exchange Agent on or before the Guaranteed Delivery Deadline), you will be deemed to have not properly made an election and your Shares of HopFed common stock will be deemed “non - election” shares. Signature Print Name Date

GUARANTEE OF DELIVERY The undersigned, a bank, broker, dealer, credit union, savings association, or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an “Eligible Guarantor Institution”)), hereby guarantees the delivery to the Exchange Agent of the Shares surrendered hereby, in proper form for transfer no later than the Guaranteed Delivery Deadline. The Eligible Guarantor Institution that completes this form must communicate the guarantee to the Exchange Agent on or before the Election Deadline and must deliver the stock certificate(s) representing the Shares to the Exchange Agent on or before than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Guarantor Institution. Authorized Signature: Name: Title: Name of Firm: Address: Telephone Number: Date:

Important Additional Information About the Merger In connection with the proposed merger of HopFed Bancorp, Inc. (“HopFed”) with and into First Financial Corporation (“First Financial”), First Financial has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) (filed on April 11, 2019 and amended on June 6, 2019; declared effective on June 11, 2019), which includes a proxy statement of HopFed and a prospectus of First Financial, and each party will file other documents regarding the proposed merger with the SEC. A definitive proxy statement/prospectus will also be sent to the HopFed stockholders entitled to vote at the special meeting relating to the proposed merger. HopFed commenced mailing of the definitive proxy statement/prospectus on or about June 18, 2019. Before making any voting or investment decision, HopFed stockholders are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC (when they become available), including any amendments or supplements thereto and any documents incorporated by reference therein, because they do or will contain important information about the proposed merger. The registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC (when they become available) and any other documents filed by First Financial or HopFed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, these documents filed by First Financial may be obtained free of charge at the “Investor Relations” section of First Financial’s website at www.first-online.com and the documents filed by HopFed may be obtained free of charge at the “Investor Relations” section of HopFed’s website at www.bankwithheritage.com. Alternatively, these documents can be obtained free of charge from First Financial upon written request to First Financial Corporation, Attention: Rodger A. McHargue, Chief Financial Officer and Secretary, One First Financial Plaza, P.O. Box 540, Terre Haute, Indiana 47808 or by calling (812) 238-6000 or from HopFed upon written request to HopFed Bancorp, Inc., Attention: Michael Woolfolk, Secretary, P.O. Box 537, Hopkinsville, Kentucky 42241 or by calling (270) 887-8400. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a substitute for the proxy statement/prospectus that was filed with the SEC. Proxy Solicitation First Financial, HopFed, and their directors, executive officers, and certain other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from HopFed’s stockholders in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger is included in the registration statement and the proxy statement/prospectus. You may obtain information about First Financial’s executive officers and directors in First Financial’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 14, 2019. You may obtain information about HopFed’s executive officers and directors in HopFed’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended, which was filed with the SEC on April 3, 2019. To the extent holdings of such participants in First Financial’s or HopFed’s respective securities are not reported, or have changed since the amounts described in the previously mentioned documents, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above. Forward-Looking Statements Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections, and benefits relating to the proposed merger between First Financial and HopFed, which are subject to numerous assumptions, risks, and uncertainties.

Words such as ‘‘believes,’’ ‘‘anticipates,’’ “may,” “will,” “should,” “likely,” “expected,” “estimated,” ‘‘intends,’’ “future,” “plan,” “goal,” “seek,” “project,” and other similar expressions may identify forward-looking statements, but are not the exclusive means of identifying such statements. Please refer to each of First Financial’s and HopFed’s Annual Report on Form 10-K for the year ended December 31, 2018 (as may be amended), as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties, and factors that could cause actual results to differ from those discussed in the forward-looking statements. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by First Financial and HopFed with the SEC, risks and uncertainties for First Financial, HopFed, and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of HopFed’s operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the proposed merger in a timely manner; the inability to complete the proposed merger due to the failure of HopFed’s stockholders to adopt the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory (and if received, maintaining their effectiveness) and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the proposed merger on First Financial’s, HopFed’s, or the combined company's respective customer relationships, operating results, or market price; the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected or unknown factors, events, or liabilities; potential litigation or regulatory action related to the proposed merger; and general competitive, economic, political and market conditions, and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at the time of the communication. Except as required by law, neither First Financial nor HopFed assumes any obligation to update any forward-looking statement.